Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
September 30, 2015

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2015	2014
	$	$

Assets

Current assets
Cash and cash equivalents	11,551	47,425
Restricted cash (note 3)	276	-
Accounts and other receivables	33,938	40,617
Inventories (note 4)	76,336	89,216
Prepaid expenses	12,309	12,768

	134,410	190,026

Property, plant and equipment	232,570	192,606
Intangible assets	33,468	37,157
Other assets	322	323

	400,770	420,112

Liabilities

Current liabilities
Accounts payable and accrued liabilities	43,648	54,204
Financial liabilities – borrowings (note 6)	4,402	1,362
Reforestation obligations	4,529	4,529

	52,579	60,095

Financial liabilities – borrowings (note 6)	302,884	262,399
Asset retirement obligations	2,150	2,004
Other obligations	23	23
Reforestation obligations	8,466	10,045
Deferred income taxes	11,202	13,189
Post-employment benefit obligation	2,410	2,926

	379,714	350,681

Shareholder’s equity

Share capital	65,500	65,500
(Deficit) retained earnings	(44,444)	3,931

	21,056	69,431

	400,770	420,112

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the nine months ended September 30, 2015 and 2014
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – December 31, 2013	65,500	12,817	78,317

Net income for the period	-	1,805	1,805

Dividends	-	(1,500)	(1,500)

Balance – September 30, 2014	65,500	13,122	78,622

Balance – December 31, 2014	65,500	3,931	69,431

Net loss for the period	-	(47,625)	(47,625)

Dividends	-	(750)	(750)

Balance – September 30, 2015	65,500	(44,444)	21,056

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net (Loss) Income and Comprehensive (Loss) Income
For the three and nine months ended September 30, 2015 and 2014
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue	94,857	104,014	295,123	311,600

Cost of products sold (excluding depreciation and amortization)	72,307	74,178	217,505	210,555
Freight and other distribution costs	17,076	15,492	49,603	45,541
Depreciation and amortization	3,646	3,573	10,889	10,660
General and administration	3,942	3,981	11,659	13,665
Other (income) expense (note 7)	(855)	(2,566)	1,184	(3,448)

Operating (loss) earnings	(1,259)	9,356	4,283	34,627

Foreign exchange loss on borrowings	(17,955)	(11,130)	(36,624)	(11,844)

Finance expenses (note 8)	(5,757)	(5,726)	(17,395)	(16,756)

Net (loss) income before income taxes	(24,971)	(7,500)	(49,736)	6,027

Income taxes (recovery) expense	(1,448)	651	(2,111)	4,222

Net (loss) income and comprehensive (loss) income	(23,523)	(8,151)	(47,625)	1,805

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the nine months ended September 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	2015	2014
	$	$
Cash (used in) provided by

Operating activities
Net (loss) income for the period	(47,625)	1,805
Adjustments for
Finance expenses	17,395	16,756
Depreciation and amortization	10,889	10,660
Deferred income tax (recovery) expense	(1,987)	4,474
Unrealized exchange loss on borrowings	36,624	11,844
Unrealized loss on derivative contracts	68	414
Reforestation expense	5,940	5,698
Loss on disposal of property, plant and equipment	3	25
Inventory valuation	3,516	-
Other	(370)	(219)
Reforestation expenditures	(6,768)	(6,370)

	17,685	45,087
Net change in non-cash working capital items (note 11)	4,790	(15,756)

	22,475	29,331

Investing activities
Additions to property, plant and equipment (note 11)	(38,689)	(9,768)
Receipt of government grants	-	1,500
Proceeds on disposal or property, plant and equipment	36	25
Cash collateral on derivative contracts	(276)	-
(Increase) decrease in other assets	1	42

	(38,928)	(8,201)

Financing activities
Increase in borrowings	8,235	4,037
Repayment of borrowings	(1,707)	(946)
Finance expenses paid	(25,199)	(21,500)
Dividends paid	(750)	(1,500)

	(19,421)	(19,909)

(Decrease) increase in cash and cash equivalents	(35,874)	1,221

Cash and cash equivalents – beginning of year	47,425	47,219

Cash and cash equivalents – end of period	11,551	48,440

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

(amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on November 3, 2015. These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the nine months ended September 30, 2015, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Restricted cash

	September 30,	December 31,
	2015	2014
	$	$
Restricted cash
Cash collateral for unrealized losses on derivative contracts	276	-

The Company has funds on deposit to cover unrealized losses on derivative contracts. Deposits are returned to the Company when the derivative contracts expire or the unrealized loss is reduced. These funds are non-interest bearing.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

4	Inventories

	September 30,	December 31,
	2015	2014
	$	$

Logs	22,949	29,475
Pulp	18,080	23,046
Lumber	20,522	22,052
Operating and maintenance supplies	14,785	14,643

	76,336	89,216

In the three months ended September 30, 2015, the Company recognized a write-down of $3.5 million to net realizable value of inventories (December 31, 2014 – $nil), which was included in costs of products sold.

5	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018, against which $nil was drawn at September 30, 2015 (December 31, 2014 – $nil), and $3.9 million was committed to standby letters of credit (December 31, 2014 – $3.8 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00%. The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

6	Financial liabilities – borrowings

	September 30,	December 31,
	2015	2014
	$	$

Unsecured senior notes – US$210 million	280,245	243,621
Less: Financing expenses	(2,738)	(3,111)
Power purchase rights loan #1	8,651	9,518
Power purchase rights loan #2	1,592	1,781
Bioenergy Effluent Project capital lease obligation	19,536	11,952

	307,286	263,761
Less: Current portion	4,402	1,362

	302,884	262,399

In 2012, the Company obtained interim financing capacity in the amount of $20.2 million, bearing interest at the Canada bank prime rate plus 2%, to procure key components of the Bioenergy Effluent Project. On September 15, 2015, the interim financing loan converted to a capital lease, bearing interest of 4.45% over a 60-month period. At the end of the lease term, the Company has the option to purchase the equipment for a defined option price embedded in the lease agreement.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

7	Other income (expense)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Gain (loss) on disposal of property, plant and equipment	-	19	(3)	(25)
Foreign exchange gain	2,006	3,251	4,102	3,208
Insurance proceeds	73	-	73	-
Unrealized loss on derivative contracts	(1,143)	(589)	(68)	(414)
Realized (loss) gain on derivative contracts	(81)	(115)	(5,288)	679

	855	2,566	(1,184)	3,448

8	Finance expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Interest expense on borrowings	6,949	5,746	19,769	16,753
Less: Interest capitalized on qualifying assets	1,393	109	2,921	305

Net interest expense on borrowings	5,556	5,637	16,848	16,448
Other interest and bank charges	228	168	678	508
Interest income	(27)	(79)	(131)	(200)

	5,757	5,726	17,395	16,756

9	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

Carrying and fair value of financial instruments by category:

				September 30, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	218	11,609	-	11,827	11,827
Accounts receivable Trade and other	-	33,938	-	33,938	33,938
Other assets	-	322	-	322	322

	218	45,869	-	46,087	46,087

Financial liabilities
Accounts payable Trade and other	2,117	-	41,531	43,648	43,648
Borrowings	-	-	307,286	307,286	241,745

	2,117	-	348,817	350,934	285,393

				December 31, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	47,425	-	47,425	47,425
Accounts receivable Trade and other	-	40,617	-	40,617	40,617
Other assets	-	323	-	323	323

	-	88,365	-	88,365	88,365

Financial liabilities
Accounts payable Trade and other	1,831	-	52,373	54,204	54,204
Borrowings	-	-	263,761	263,761	274,786

	1,831	-	316,134	317,965	328,990

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

The fair value of the senior notes included in borrowings at September 30, 2015, was estimated to be US$159.6 million (December 31, 2014 – US$216.6 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at September 30, 2015, was estimated to be $9.2 million, based on a market interest rate assumption of 14.93%.

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other (income) expense at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other (income) expense.

At September 30, 2015, the Company had $1.3 million (September 30, 2014 - $6.9 million) in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$0.2 million (September 30, 2014 – US$0.4 million) in other (income) expense. All the outstanding derivative contracts had terms of less than one year. A US$10 change in the contract pricing on the outstanding commodity contracts would result in a financial impact of $0.1 million.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

At September 30, 2015, the Company had US$12.0 million (September 30, 2014 – US$38.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.2154/US$ 1.00 (September 30, 2014 – C$1.1034/US$ 1.00). The Company had US$9.0 million (September 30, 2014 – $4.0 million) in outstanding collar options contracts, with a call option range of C$1.2210 – C$1.2300 per US$1.00 and put option range of C$1.2210 – C$1.2575 per US$1.00, and with expiration dates ranging from October 15, 2015, to December 17, 2015. The Company recorded the amount of unrealized loss on these currency contracts for the nine months ended September 30, 2015, of $0.3 million (September 30, 2014 – $0.6 million loss) in other (income) expense.

10	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures BCTMP for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers	50,115	53,001	151,657	156,644

Cost of products sold	(42,719)	(42,216)	(121,469)	(116,812)
Freight and other distribution costs	(6,388)	(3,934)	(16,551)	(11,519)
Depreciation and amortization	(1,739)	(1,717)	(5,204)	(5,131)
Other income	1,485	653	1,122	1,905

Operating earnings	754	5,787	9,555	25,087

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

Pulp

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers	44,647	50,921	143,179	154,674

Cost of products sold	(29,568)	(31,951)	(95,986)	(93,715)
Freight and other distribution costs	(10,688)	(11,558)	(33,052)	(34,022)
Depreciation and amortization	(1,870)	(1,814)	(5,561)	(5,411)
Other (expense) income	(702)	1,913	(2,388)	1,543

Operating earnings	1,819	7,511	6,192	23,069

Corporate and other

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from related parties	95	92	287	282

Cost of products sold	(20)	(11)	(50)	(28)
General and administration	(3,942)	(3,981)	(11,659)	(13,665)
Depreciation and amortization	(37)	(42)	(124)	(118)
Other income	72	-	82	-

Operating loss	(3,832)	(3,942)	(11,464)	(13,529)

Total

	Three months ended		Nine months ended
		September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Revenue from external customers and related parties	94,857	104,014	295,123	311,600

Cost of products sold and general and administration	(76,249)	(78,159)	(229,164)	(224,220)
Freight and other distribution costs	(17,076)	(15,492)	(49,603)	(45,541)
Depreciation and amortization	(3,646)	(3,573)	(10,889)	(10,660)
Other income (expense)	855	2,566	(1,184)	3,448

Operating earnings	(1,259)	9,356	4,283	34,627

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $4.5 million for the nine months ended September 30, 2015, and $1.8 for the three months ended September 30, 2015 (2014 - $4.8 million and $1.5 million, respectively).

Expenditures on property, plant and equipment and intangibles

	Nine months ended
		September 30,
	2015	2014
	$	$

Lumber	2,564	3,947
Pulp	44,110	7,208
Corporate and other	529	306

	47,203	11,461

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

Identifiable assets

	September 30,	December 31,
	2015	2014
	$	$

Lumber	200,552	208,461
Pulp	185,958	159,618
Corporate and other	14,260	52,033

	400,770	420,112

11	Supplementary cash-flow information

Net change in non-cash working capital items

	Nine months ended
		September 30,
	2015	2014
	$	$

Accounts and other receivables	6,679	(11,363)
Inventories	8,883	2,881
Prepaid expenses	189	(99)
Accounts payable and accrued liabilities	(10,961)	(7,175)

	4,790	(15,756)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2015
(Unaudited)

Additions to property, plant and equipment

	Nine months ended
		September 30,
	2015	2014
	$	$

Additions to property, plant and equipment and intangible assets	(47,203)	(12,961)
Changes in working capital for investing activities	5,593	2,888
Interest capitalized on qualifying assets	2,921	305

	(38,689)	(9,768)

12	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Nine months ended September 30,
	2015	2014
	$	$

Administration fees	287	282

Included in accounts receivable relating to these transactions	31	29

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Nine months ended September 30,
	2015	2014
	$	$
Chemical purchases	650	800

Other services	1,819	2,125

Accounts payable to Industries	187	183

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.